Mail Stop 3561

February 19, 2008

Mr. John Wang, Chief Executive Officer
Hambrecht Asia Acquisition Corp.
13/F Tower 2
New World Tower
18 Queens Road Central
Hong Kong

Re: **Hambrecht Asia Acquisition Corp.**
        Amendment No. 3 to Registration Statement on Form S-1
        Filed February 1, 2008
        File No. 333-146147

Dear Mr. Wang:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 25

1.   We note you indicate that the company does not qualify to be treated as a foreign
        private issuer. We also note you have changed your statement indicating you are
        a foreign private issuer to indicate "If we were to become a foreign private issuer,

we would not be subject to certain SEC regulations …." Please clearly indicate in the appropriate sections that the company currently is not a foreign private issuer.

2.   We note that you have deleted the risk factor "Because some of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights against them or enforce U. S. court judgments against them in China …." Please advise us why you believe that this is no longer a material risk to investors.

3.   Please explain whether any of your officers or directors who are affiliated with Shea Ventures LLC or Marbella Capital Partners Ltd. might have any conflicts of interest in allocating their time or any conflicts of interest in determining to which entity a particular business opportunity should be presented.

Cayman Islands Company Considerations, page 101

4.   Please indicate that this section addresses the material differences between the provisions of the Companies Law and the laws applicable to companies incorporated in the United States.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Any questions regarding the accounting comments may be directed to Maureen

Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Dana Brown at (202) 551-3859.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        Fax: (212) 407-4990